United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes    ☐   No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes   ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Transmitted only to SEC, NYSE, CVM, BM&FBOVESPA, AMF, Euronext Paris and HKEx

Vale informs reduction of relevant shareholding ownership

Rio de Janeiro, August 13, 2015 — Vale S.A. (Vale) informs, pursuant to Item 12 of Article 12, Paragraph 4 of Ruling nº 358 issued by the Brazilian Securities Commission (CVM), as subsequently amended, that Blackrock Inc. (“Blackrock”) announced, on behalf of some of its clients, the reduction of preferred class “A” shares issued by Vale on August 6th, 2015. Through stock exchange operations, Blackrock´s holdings reached, in aggregate, 3,767,183 class A preferred shares traded on the BM&F Bovespa and 92,632,262 American Depositary Receipts (ADRs) representing class A preferred shares, equivalent to 4.85% of the total class A preferred shares issued by Vale.

Blackrock, with registered office at 55 East 52nd Street in New York City, New York 10022-0002, USA, is a company duly organized and existing under the laws of the United States of America.

Blackrock also informed that: (i) it does not hold convertible debentures issued by Vale; (ii) it has no contract or agreement regulating the exercise of the voting rights or the purchase and sale of securities issued by Vale; and also that (iii) the purpose of the aforementioned shareholdings are strictly for investment, not aiming to change the control or the management structure of Vale.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: August 14, 2015		Rogerio T. Nogueira
Director of Investor Relations